

Peter Kowalczyk · 3rd

Co-Founder & COO

Highclere Castle Spirits · University of Massachusetts, Amherst

East Hartford, Connecticut, United States · Contact info

Experience

Co-Founder & COO
Highclere Castle Spirits · Full-time
Dec 2018 - Present · 3 yrs 4 mos



Highclere Castle Gin

Co-Founder
Onyx Spirits Company
Oct 2011 - Present · 10 yrs 6 mos

Education

University of Massachusetts Amherst
Bachelor's Degree, Isenberg School of Management